UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2014, as amended by Amendment No. 1, filed with the SEC on February 4, 2014 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.                                 Additional Information

Item 8, “Additional Information” is hereby amended and supplemented to include a new section (h) as follows:

“(h)         Litigation

On February 10, 2014, a purported stockholder of the Company, who had previously filed a lawsuit in the Delaware County Court of Common Pleas of the Commonwealth of Pennsylvania challenging the Company’s proposed transaction with Endo, filed an amended class action complaint in that suit, docketed as Bua v. NuPathe Inc., et al., Dkt. No. 2013-012502 (the “Bua Amended Action”), asserting claims against the Company, Purchaser, Parent and each of the Company’s directors. The Bua Amended Action purports to be brought individually and on behalf of all public stockholders of the Company. The Bua Amended Action alleges that the Company’s director defendants breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC.  The Bua Amended Action also asserts that Parent and Purchaser aided and abetted such alleged breach of the Company’s director defendants’ fiduciary duties.  Based on these allegations, the Bua Amended Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of the alleged breaches of their fiduciary duties to the purported stockholder and other members of the putative class, awarding plaintiff the costs of the Bua Amended Action including a reasonable allowance for the expenses of plaintiff’s attorneys and experts, and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

A copy of the complaint in the Bua Amended Action is filed as Exhibit (a)(5)(C) hereto and is hereby incorporated herein by reference. The foregoing description of the Bua Amended Action is qualified in its entirety by reference to Exhibit (a)(5)(C) hereto.”

Item 9.                                 Exhibits

Item 9, “Exhibits” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)

Amended Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on February 10, 2014 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO as filed on Schedule TO-T/A on February 11, 2014).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: February 11, 2014	By:	/s/ ARMANDO ANIDO
Name: Armando Anido
Title: Chief Executive Officer

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